Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Pricing Supplement No. 140
dated November 15, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes
Pricing Sheet – December 5, 2006
MPSSM due November 30, 2011
(Market Participation SecuritiesSM)
Based on the Closing Price of Shares of the iShares® MSCI Emerging Markets Index Fund

Original Issue Price	:	$1,000 per MPS
Stated Principal Amount	:	$1,000 per MPS
Aggregate Principal Amount	:	$3,400,000
Minimum Payment Amount	:	$1,000 per MPS
Maximum Quarterly Performance	:	1.11 (an 11% increase)
Pricing Date	:	December 5, 2006
Original Issue Date (Settlement Date)	:	December 12, 2006
CUSIP	:	61748AAL0
Agent	:	Morgan Stanley & Co. Incorporated
Agent’s Commission	:	$25 per MPS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

iShares® is a registered mark of Barclays Global Investors, N.A. (“BGI”). The MPS is not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the MPS or any member of the public regarding the advisability of investing in the MPS. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the MPS.

Preliminary Pricing Supplement No. 140 dated November 15, 2006 Prospectus Supplement dated January 25, 2006 Prospectus dated January 25, 2006